Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

Stage Stores Announces First Quarter Results; Provides Second Quarter and Updated Full Year Guidance

HOUSTON, TX, May 21, 2009 -- Stage Stores, Inc. (NYSE: SSI) today reported a net loss for the first quarter ended May 2, 2009 of $0.9 million, or $0.02 per diluted share, compared to net income of $2.3 million, or $0.06 per diluted share, for the prior year first quarter ended May 3, 2008.

Andy Hall, President and Chief Executive Officer, commented, "As anticipated, the macroeconomic environment remained challenging and our operating results are within the guidance range provided at the beginning of the quarter. We continued with our strong inventory control disciplines and ended the quarter with 14% less comparable store inventory. Also, we reduced first quarter SG&A expenses by $4.7 million versus last year while operating a net 30 additional stores. Our balance sheet strength continues with debt, net of cash, approximately $49 million less than last year.

"We remain focused on what we can control, and we are pleased with the progress we made on our 2009 priorities of new store growth, enhancing our merchandising effectiveness, improving our in-store experience and our north/south realignment. We opened 10 new stores in the first quarter and plan to take advantage of favorable real estate opportunities by opening 13 to 15 additional stores during the remainder of the year. We kicked off the design phase for our markdown optimization tool, which we will pilot this fall. We enhanced our visual merchandising presentations and in-store signing, and remain on track for a fall season roll-out of our new POS software platform. Lastly, we finalized preparations for our north/south realignment. Effective June 1st, 71 southern Peebles stores will be merchandised out of Houston, TX and 12 northern Stage stores will be merchandised out of South Hill, VA. The new divisional structure will result in a true north/south configuration.

--more--

"I am also excited that we will be partnering with acclaimed designer David Rodriguez on the exclusive launch of his D.R. by D. Rodriguez brand. The collection, which will be available in 100 stores later this month, will allow our customer to indulge her sense of style with designer fashions at compelling prices," Mr. Hall concluded.

<u>Fiscal 2009 - Second Quarter and Updated Full Year Guidance</u>
Commenting on the Company's guidance, Mr. Hall stated, "We do not expect a change in the macroeconomic conditions for the balance of 2009. As such, we are projecting a second quarter comparable store sales decrease of 6.0% to 9.0%. For the fiscal year, we are projecting a comparable store sales decrease of 5.5% to 8.0%. We are tightening the full year EPS guidance range versus the previous range by raising the low end from $0.35 to $0.40 per diluted share, and we are maintaining the high end of the range at $0.65 per diluted share."

2nd Quarter 2009:

	2Q 2009 OUTLOOK		2Q 2008
Sales ($mm)	$350	- $360	$372.7
Diluted EPS	$0.20	- $0.27	$0.25
Diluted Shares (m)	38,550		38,960

FY 2009:

	FY 2009 OUTLOOK		FY 2008
Sales ($mm)	$1,432	- $1,467	$1,515.8
Diluted EPS	$0.40	- $0.65	$0.77
Diluted Shares (m)	38,550		38,729

- FY 2008 results are on a non-GAAP basis and exclude a goodwill impairment charge recorded in the third quarter of $2.49 per share.

--more--

Conference Call Information

The Company will hold a conference call today at 8:30 a.m. Eastern Time to discuss its first quarter results. Interested parties can participate in the Company's conference call by dialing 703-639-1112. Alternatively, interested parties can listen to a live webcast of the conference call by logging on to the Company's web site at www.stagestores.com and then clicking on Investor Relations, then Webcasts, then the webcast link. A replay of the conference call will be available online until midnight on Friday, May 29, 2009.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 747 stores located in 39 states. The Company operates its stores under the four names of Bealls, Palais Royal, Peebles and Stage. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

Caution Concerning Forward-Looking Statements

This document contains "forward-looking statements". Forward-looking statements reflect our expectations regarding future events and operating performance and often contain words such as "believe", "expect", "may", "will", "should", "could", "anticipate", "plan" or similar words. In this document, forward-looking statements include comments regarding the number of new stores that the Company plans to open during the 2009 fiscal year. Forward-looking statements also include comments regarding the Company's sales and earnings outlook for the second quarter of the 2009 fiscal year, as well as for the full 2009 fiscal year. Forward-looking statements are subject to a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in our Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on March 30, 2009, and other factors as may periodically be described in our other filings with the SEC. Forward-looking statements speak only as of the date of this document. We do not undertake to update our forward-looking statements.

(Tables to Follow)

Stage Stores, Inc.
Condensed Consolidated Statements of Operations
(in thousands, except earnings per share)
(Unaudited)

	Thirteen Weeks Ended			
	May 2, 2009		May 3, 2008	
	Amount	% to Sales (1)	Amount	% to Sales (1)
Net sales	$ 333,566	100.0%	$ 353,536	100.0%
Cost of sales and related buying, occupancy and distribution expenses	249,083	74.7%	257,938	73.0%
Gross profit	84,483	25.3%	95,598	27.0%
Selling, general and administrative expenses	83,606	25.1%	88,339	25.0%
Store opening costs	1,186	0.4%	2,308	0.7%
Interest expense, net of income of $61 and $5, respectively	1,158	0.3%	1,301	0.4%
(Loss) income before income tax	(1,467)	-0.4%	3,650	1.0%
Income tax (benefit) expense	(562)	-0.2%	1,387	0.4%
Net (loss) income	$ (905)	-0.3%	$ 2,263	0.6%
Basic and diluted (loss) earnings per share data:				
Basic (loss) earnings per share	$ (0.02)		$ 0.06	
Basic weighted average shares outstanding	37,930		38,243	
Diluted (loss) earnings per share	$ (0.02)		$ 0.06	
Diluted weighted average shares outstanding	37,930		38,919	

(1) Percentages may not foot due to rounding.

Stage Stores, Inc.
Condensed Consolidated Balance Sheets
(in thousands, except par values)
(Unaudited)

	May 2, 2009		January 31, 2009
ASSETS			
Cash and cash equivalents	$	21,546	$	26,278
Merchandise inventories, net		338,325		314,517
Prepaid expenses and other current assets		30,999		30,824
Total current assets		390,870		371,619
Property, equipment and leasehold improvements, net		362,520		367,135
Intangible asset		14,910		14,910
Other non-current assets, net		15,067		14,379
Total assets	$	783,367	$	768,043
LIABILITIES AND STOCKHOLDERS' EQUITY				
Accounts payable	$	110,703	$	97,760
Current portion of debt obligations		11,515		11,161
Accrued expenses and other current liabilities		61,906		60,727
Total current liabilities		184,124		169,648
Debt obligations		47,018		45,851
Other long-term liabilities		103,023		102,541
Total liabilities		334,165		318,040
Commitments and contingencies				
Common stock, par value $0.01, 100,000 shares authorized,				
56,030 and 55,849 shares issued, respectively		560		558
Additional paid-in capital		496,830		494,765
Less treasury stock - at cost, 17,986 shares		(286,902)		(286,751)
Accumulated other comprehensive loss		(5,058)		(5,138)
Retained earnings		243,772		246,569
Stockholders' equity		449,202		450,003
Total liabilities and stockholders' equity	$	783,367	$	768,043

Stage Stores, Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Thirteen Weeks Ended	
	May 2, 2009	May 3, 2008
Cash flows from operating activities:		
Net (loss) income	$ (905)	$ 2,263
Adjustments to reconcile net (loss) income to net cash provided by operating activities:		
Depreciation and amortization	14,932	13,239
Deferred income taxes	288	(498)
Stock-based compensation tax (shortfall) benefits	(249)	725
Stock-based compensation expense	1,440	1,821
Amortization of debt issue costs	73	60
Excess tax benefits from stock-based compensation	(112)	(431)
Deferred compensation	36	324
Amortization of employee benefit related costs	130	-
Construction allowances from landlords	1,706	6,732
Changes in operating assets and liabilities:		
Increase in merchandise inventories	(23,808)	(38,836)
(Increase) decrease in other assets	(987)	17,414
Increase in accounts payable and other liabilities	15,349	23,588
Total adjustments	8,798	24,138
Net cash provided by operating activities	7,893	26,401
Cash flows from investing activities:		
Additions to property, equipment and leasehold improvements	(13,055)	(27,307)
Net cash used in investing activities	(13,055)	(27,307)
Cash flows from financing activities:		
Proceeds from (payments on):		
Borrowings under revolving credit facility, net	3,067	7,852
Finance lease obligations	1,585	-
Debt obligations	(3,131)	(1,505)
Repurchases of common stock	(151)	(476)
Exercise of stock options and stock appreciation rights	840	651
Excess tax benefits from stock-based compensation	112	431
Cash dividends	(1,892)	(1,910)
Net cash provided by financing activities	430	5,043
Net (decrease) increase in cash and cash equivalents	(4,732)	4,137
Cash and cash equivalents:		
Beginning of period	26,278	17,028
End of period	$ 21,546	$ 21,165